Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191049

STEADFAST APARTMENT REIT, INC.
SUPPLEMENT NO. 4 DATED JUNE 3, 2015
TO THE PROSPECTUS DATED APRIL 15, 2015
This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2015, as supplemented by Supplement No. 1, dated April 15, 2015, Supplement No. 2, dated May 1, 2015 and Supplement No. 3 dated May 14, 2015, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 4 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 4 is to disclose:

•	the status of our public offering;
•	our recent acquisitions; and
•	our intention to disclose in our next annual report an estimated value per share of our common stock as of December 31, 2015.
Status of Our Public Offering
 We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on December 30, 2013. As of May 27, 2015, we had received and accepted investors’ subscriptions for and issued 19,683,192 shares of our common stock in our public offering, resulting in gross offering proceeds of $293,730,591.
As of May 27, 2015, 47,202,530 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of December 30, 2015, unless extended, or the date on which the maximum offering amount has been sold.
Our Recent Property Acquisitions
As described in greater detail below, we recently acquired in two separate transactions Rosemont at East Cobb, a multifamily community located in Marietta, Georgia, and Ridge Crossings Apartments, a multifamily community located in Hoover, Alabama. With the acquisition of these properties, we have invested over $529 million in 15 properties in eight states with 4,799 apartment homes. Our first seven properties were acquired in 2014; we have purchased eight properties to date in 2015.
Acquisition of Rosemont at East Cobb
On May 21, 2015, we acquired from a third-party seller a fee simple interest in a 180-unit residential property located in Marietta, Georgia, commonly known as Rosemont at East Cobb, or the Rosemont property, through STAR East Cobb, LLC, or STAR East Cobb, a wholly-owned subsidiary of our operating partnership. STAR East Cobb acquired the Rosemont property for an aggregate purchase price of $16,450,000, excluding closing costs. STAR East Cobb funded the payment of the purchase price for the Rosemont property with the proceeds from our ongoing public offering.
An acquisition fee of approximately $180,000 was earned by our advisor in connection with the acquisition of the Rosemont property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor.

The Rosemont property is a 180-unit residential community constructed on an approximately 15-acre site in 1980. The Rosemont property is comprised of 12 two- and three-story garden-style apartment buildings and a leasing office/clubhouse. The apartments at the Rosemont property consist of a mix of one and two bedroom units averaging 1,056 square feet per unit. Average in-place monthly rent at the Rosemont property was approximately $824 as of May 18, 2015. Unit amenities at the Rosemont property include spacious floor plans, walk-in closets and washer and dryer connections. In addition, select units have a fireplace, balconies and/or patios and skylights. Property amenities at the Rosemont property include a clubhouse, a fitness center, a business center, a swimming pool with grilling area, a tennis court and a volleyball court. Occupancy at the Rosemont property was approximately 96% as of May 18, 2015. We have engaged Steadfast Management Company, Inc., or SMC, to serve as the property manager and Pacific Coast Land & Construction, Inc., or PCL, to serve as the construction manager for the Rosemont property.
Acquisition of Ridge Crossings Apartments
On May 28, 2015, we acquired a fee simple interest in a 720-unit multifamily residential community located in Hoover, Alabama, commonly known as Ridge Crossings Apartments, or the Ridge Crossings property, through STAR Ridge Crossings, LLC, or STAR Ridge Crossings, a wholly-owned subsidiary of our operating partnership.
Financing and Fees
STAR Ridge Crossings acquired the Ridge Crossings property from a third-party seller for an aggregate purchase price of $72,000,000, exclusive of closing costs. STAR Ridge Crossings financed the payment of the purchase price for the Ridge Crossings property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $50,400,000 from Berkeley Point Capital LLC, which we refer to as the “lender,” pursuant to the requirements of the Federal Home Loan Mortgage Corporation Capital Markets Execution Program, as evidenced by the Multifamily Loan and Security Agreement and the Multifamily Note, which we refer to as the “Ridge Crossings loan.” For additional information on the terms of the Ridge Crossings loan, see “—Ridge Crossings Loan” below.
An acquisition fee of approximately $752,000 was earned by our advisor in connection with the acquisition of the Ridge Crossings property. A loan coordination fee of approximately $504,000 was earned by our advisor in connection with the financing of the Ridge Crossings property.
Description of the Ridge Crossings Property
The Ridge Crossings property was constructed in three phases in 1991, 1992 and 1996 and consists of 71 two- and three-story garden style buildings and a clubhouse/leasing office situated on an approximately 86-acre site. The Ridge Crossings property is comprised of 260 one-bedroom apartment homes, 348 two-bedroom apartment homes and 112 three-bedroom apartment homes that average 1,107 square feet with an average monthly rent of $862. Apartment amenities at the Ridge Crossings property include spacious floor plans, updated plumbing and lighting fixtures and faux granite countertops. In addition, select units include washer and dryer connections. Property amenities at the Ridge Crossings property include two swimming pools, a tennis court, a playground, a fitness center, a laundry center, a car wash area, a pet park, a walking trail and a recreational vehicle parking area. As of May 27, 2015, the Ridge Crossings property was approximately 94% occupied.

As part of its value enhancement strategy, STAR Ridge Crossings intends to make strategic, interior enhancements when turning the apartment homes between residents at the Ridge Crossings property, including upgrading kitchens with modern appliances and the installation of flooring. Management believes the Ridge Crossings property is adequately covered by insurance and is suitable for its intended purposes.
The Ridge Crossings property faces competition from other multifamily apartment properties located in the greater Hoover, Alabama market.
For federal income tax purposes, we estimate that the depreciable basis in the Ridge Crossings property will be approximately $64 million. We will depreciate buildings based upon an estimated useful life of 27.5 years.
Ridge Crossings Loan
In connection with the acquisition of the Ridge Crossings property, STAR Ridge Crossings borrowed $50,400,000 from the lender pursuant to the Ridge Crossings loan. The Ridge Crossings loan has a 120-month term with a maturity date of June 1, 2025. STAR Ridge Crossings paid a loan origination fee of $250,000 to the lender in connection with the Ridge Crossings loan.
Interest on the outstanding principal balance of the Ridge Crossings loan accrues at the one-month London Interbank Offered Rate (LIBOR) plus 2.17%, as further described in the Multifamily Note, and is payable on the first day of each month beginning on July 1, 2015 and continuing until the maturity date. In addition, beginning on July 1, 2020 and continuing until the maturity date, a monthly payment of principal is due and payable on the first day of each month. The entire outstanding principal balance and any accrued and unpaid interest on the Ridge Crossings loan is due and payable in full on the maturity date.
STAR Ridge Crossings may voluntarily prepay all of the unpaid principal balance of the Ridge Crossings loan and all accrued interest thereon and other sums due to the lender under the loan documents following the first year of the Ridge Crossings loan, provided that STAR Ridge Crossings provides the lender with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Ridge Crossings loan.
The performance of the obligations of STAR Ridge Crossings under the Ridge Crossings loan is secured by a Multifamily Mortgage, Assignment of Rents and Security Agreement with respect to the Ridge Crossings property. Additionally, pursuant to an Assignment of Management Agreement and Subordination of Management Fees, STAR Ridge Crossings assigned all of its rights under the Property Management Agreement (described below) to the lender upon an event of default under any of the loan documents.
We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR Ridge Crossings is personally liable under the loan documents, in addition to all costs and expenses incurred by the lender to enforce these rights.

Management of the Ridge Crossings Property
On the closing date, STAR Ridge Crossings and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement pursuant to which the property manager serves as the exclusive leasing agent and manager of the Ridge Crossings property. Pursuant to the Property Management Agreement, STAR Ridge Crossings is to pay the property manager a monthly management fee in an amount equal to 2.75% of the Ridge Crossing property’s gross collections (as defined in the Property Management Agreement) for such month. The Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60 days prior written notice of its desire to terminate the Property Management Agreement. STAR Ridge Crossings may terminate the Property Management Agreement at any time upon 30 days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Property Management Agreement due to a material breach of the other party’s obligations under the Property Management Agreement that remains uncured for 30 days after notification of such breach.
On the closing date, STAR Ridge Crossings also entered into a Construction Management Services Agreement with Pacific Coast Land & Construction, Inc., or PCL, an affiliate of our advisor. Pursuant to the Construction Management Services Agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time for the Ridge Crossings property for a construction management fee in an amount equal to 8% of the total cost of the improvements and renovations. The Construction Management Services Agreement may be terminated by either party with 30 days prior written notice to the other party.
Our Intention to Disclose an Estimated Value Per Share
We intend to disclose the estimated value per share of our common stock based upon the valuations of our assets and liabilities with the assistance of a third-party valuation expert in our next Annual Report on Form 10-K, which will be filed in March 2016.

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